UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-13023

VICTOR TECHNOLOGIES GROUP, INC.
(Exact name of registrant as specified in its charter)

16052 Swingley Ridge Road, Suite 300 Chesterfield, Missouri 63017 (636) 728-3000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9% Senior Secured Notes due 2017 Guarantees of 9% Senior Secured Notes due 2017
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: Twenty-seven (27)

Pursuant to the requirements of the Securities Exchange Act of 1934, Victor Technologies Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

VICTOR TECHNOLOGIES GROUP, INC.

Date:	April 15, 2014	By:	/s/ A. Lynne Puckett
			Name:	A. Lynne Puckett
			Title:	Senior Vice President & Secretary